Exhibit 99.1

IAMGOLD CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, ON, on Thursday, May 14, 2009, at 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Corporation for the year ended December 31, 2008 and the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record at the close of business on April 9, 2009 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (Toronto time) on May 12, 2009 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on their proxy. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy.

DATED at Toronto Ontario as of this 9th day of April 2009.

BY ORDER OF THE BOARD

JOSEPH F. CONWAY President and Chief Executive Officer